Stephen W. Bershad
November 13, 2009
Board of Directors
GSI Group Inc.
125 Middlesex Turnpike
Bedford, Massachusetts 01730
Lady and Gentlemen:
As you know, on November 9, 2009, I submitted a Requisition of Meeting of the Shareholders of GSI Group Inc. to call a meeting of the shareholders of the Company for the purpose of electing directors. I was pleased that, in response to my meeting request, you have announced your intention to comply with New Brunswick law and the Company’s By-laws and call the meeting.
I am writing today to inform you that I have decided to submit a slate of directors at the forthcoming shareholders meeting, and to advise you that it is my firm belief that the board should not undertake any extraordinary transactions, e.g., materially altering the capital structure or governance of the Company, until after the shareholders have exercised their franchise to elect a board at the meeting. In particular, the board of directors should not take any action with respect to the composition of the board or the debt conversion announced on June 30, 2009, regarding the Company’s 11% Senior Notes.
With Best Regards,
Stephen W. Bershad